Management Report

Card Blanch, Inc.
For the period ended December 31, 2022



Prepared by
Royallex, Inc.

Prepared on
April 28, 2023

Table of Contents

Independent Accountant's Review Report

To the Board of Directors
Card Blanch, Inc.

We have reviewed the accompanying financial statements of Card Blanch, Inc., which comprise the balance sheet as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements.
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility.
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion.
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

_____

Royallex, Inc.
Vitalii Luzhentsov

Profit and Loss

January - December 2022

	Total	
	Jan - Dec 2022	Jan - Dec 2021 (PP)
INCOME		
Total Income		
GROSS PROFIT	**0.00**	**0.00**
EXPENSES		
6100 Advertising & Marketing Expenses		
6140 PR Activities Expenses	5,300.00	
Total 6100 Advertising & Marketing Expenses	**5,300.00**	
6200 General & Admin Business Expenses		
6210 Bank Fees & Service Charges	219.90	4,482.23
6220 Software & Apps Fees	2,488.90	623.84
6230 Memberships & Subscriptions Fees	25.00	
6240 Continuing Education	1,400.00	
Total 6200 General & Admin Business Expenses	**4,133.80**	**5,106.07**
6300 Legal & Accounting Services Expenses		
6310 Legal Fees	11,632.99	304.00
6320 Bookkeeping Fees	20,500.00	
6330 Tax Preparation Fees	1,150.00	1,300.00
6340 Investment Fees	10,138.37	17,305.64
Total 6300 Legal & Accounting Services Expenses	**43,421.36**	**18,909.64**
6400 Contracted Services Expenses		
6410 Internal Contracted Services		42,171.08
6450 External Contracted Services	208,393.06	165,219.92
Total 6400 Contracted Services Expenses	**208,393.06**	**207,391.00**
6600 Utilities		
6620 Phone Service	196.80	244.80
Total 6600 Utilities	**196.80**	**244.80**
9900 Taxes & Licenses		
9910 Franchise Tax Paid	450.00	225.00
Total 9900 Taxes & Licenses	**450.00**	**225.00**
Office expenses		
Small tools & equipment	119.10	
Total Office expenses	**119.10**	
Rent		
Building & land rent	129.83	
Total Rent	**129.83**	
Total Expenses	**262,143.95**	**231,876.51**
NET OPERATING INCOME	**-262,143.95**	**-231,876.51**
OTHER EXPENSES		
Exchange Gain or Loss	204.23	
Total Other Expenses	**204.23**	**0.00**

	Total	
	Jan - Dec 2022	Jan - Dec 2021 (PP)
NET OTHER INCOME	-204.23	0.00
NET INCOME	$ -262,348.18	$ -231,876.51

Balance Sheet

As of December 31, 2022

	Total	
	As of Dec 31, 2022	**As of Dec 31, 2021 (PP)**
ASSETS		
Current Assets		
Bank Accounts		
1010 Mercury CFG (C) | USD	732.00	
1050 BofA (C) | USD	32,171.16	109,622.90
Total Bank Accounts	**32,903.16**	**109,622.90**
Other Current Assets		
1261 Loans to Shareholders	0.00	36,000.00
Total Other Current Assets	**0.00**	**36,000.00**
Total Current Assets	**32,903.16**	**145,622.90**
Other Assets		
1810 Receivables from Related Parties	31.00	
Total Other Assets	**31.00**	**0.00**
TOTAL ASSETS	**$32,934.16**	**$145,622.90**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2110 Accounts Payable (A|P) | USD	26,900.00	9,172.64
2111 Accounts Payable (A|P) | EUR	3,187.08	
Total Accounts Payable	**30,087.08**	**9,172.64**
Other Current Liabilities		
2120 Short-term Business Loans	0.00	500,000.00
2150 Short-term Loans from Shareholders	0.00	150.00
Total Other Current Liabilities	**0.00**	**500,150.00**
Total Current Liabilities	**30,087.08**	**509,322.64**
Long-Term Liabilities		
2710 Simple Agreement for Future Equity (SAFE)	458,987.00	330,742.00
Total Long-Term Liabilities	**458,987.00**	**330,742.00**
Total Liabilities	**489,074.08**	**840,064.64**
Equity		
3100 Common Stock	800.00	
3500 Additional Paid-In Capital or Surplus	499,850.00	
3900 Retained Earnings	-694,441.74	-462,565.23
Net Income	-262,348.18	-231,876.51
Total Equity	**-456,139.92**	**-694,441.74**
TOTAL LIABILITIES AND EQUITY	**$32,934.16**	**$145,622.90**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-262,348.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1261 Loans to Shareholders	36,000.00
2110 Accounts Payable (A|P) | USD	17,727.36
2111 Accounts Payable (A|P) | EUR	3,187.08
2120 Short-term Business Loans	-500,000.00
2150 Short-term Loans from Shareholders	-150.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-443,235.56
Net cash provided by operating activities	-705,583.74
INVESTING ACTIVITIES	
1810 Receivables from Related Parties	-31.00
Net cash provided by investing activities	-31.00
FINANCING ACTIVITIES	
2710 Simple Agreement for Future Equity (SAFE)	128,245.00
3100 Common Stock	800.00
3500 Additional Paid-In Capital or Surplus	499,850.00
Net cash provided by financing activities	628,895.00
NET CASH INCREASE FOR PERIOD	-76,719.74
Cash at beginning of period	109,622.90
CASH AT END OF PERIOD	$32,903.16